Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 25, 2023

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennie Beysolow Jennifer López-Molina Division of Corporation Finance Office of Trade & Services

Savers Value Village, Inc.

Registration Statement on Form S-1

Submitted May 11, 2023

File No. 333-261850

Ladies and Gentlemen:

On behalf of our client, Savers Value Village, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit in electronic form for nonpublic review the accompanying changed pages (the “Changed Pages”) to the Company’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2023 (the “Registration Statement”). Capitalized terms used in this letter that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

The Changed Pages are marked to indicate changes from the Registration Statement and include, among other things, a reverse stock split, the indication of interest expressed by the Healthcare of Ontario Pension Plan in purchasing shares of the Company’s common stock, information related to the Omnibus Incentive Plan, the preliminary midpoint of the price range for the Company’s common stock, the expected size of the primary and secondary components of the offering, certain information previously left blank in the Registration Statement that is derived from the preliminary midpoint of the price range and the expected offering size (such as pro forma financial information and dilution information) and certain other related changes.

The Changed Pages and the below responses to the Comment Letter (as defined below) are being confidentially submitted to the Commission for nonpublic view pursuant to the public filing guidelines announced by the Division of Corporation Finance on June 29, 2017 (the “Public Filing Guidelines”). The Company hereby acknowledges its agreement to the Public Filing Guidelines.

In addition, the Company has asked us to convey the following as its response to the Staff of the Commission (the “Staff”) to the comments it received from the Staff in a letter, dated May 24, 2023 (the “Comment Letter”):

Amendment No. 8 to Registration Statement on Form S-1

Adjusted Operating Cash Flow, page 30

United States Securities and Exchange Commission

May 25, 2023

1.

You add back interest paid on debt and dividend-related bonuses in arriving at the non- GAAP financial measure “adjusted operating cash flow.” It appears these adjustments are prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise to remove these adjustments or advise.

Response to Comment 1

The Company acknowledges the Staff’s comment and in response has deleted its disclosure as shown on pages 26, 28, 115 - 116 and 118 - 120 of the Registration Statement as reflected in the Changed Pages.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Flows

Comparison of three months ended April 1, 2023 ...

Cash (used in) provided by operating activities, page 112

2.

You state the change resulted primarily from a $24.1 million special one-time bonus and related taxes paid in fiscal 2023. After considering this, it appears operating cash flows for fiscal 2023 were $9.3 million compared to $1.6 million in the comparable prior year period. It is not clear from your disclosure the reason for this increase. Please revise your disclosure as appropriate. Refer to Item 303(b) of Regulation S-K wherein it states “Where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, describe the underlying reasons for these material changes in quantitative and qualitative terms.”

Response to Comment 2

The Company acknowledges the Staff’s comment and in response has revised its disclosure on page 111 of the Registration Statement as reflected in the Changed Pages.

General

3.

To the extent your business operations are materially dependent on your agreement with Valvan Bailing Systems NV, please disclose the material terms of such agreement. Also, please file such agreement as an exhibit to the registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response to Comment 3

The Company acknowledges the Staff’s comment and in response refers the Staff to its disclosure on pages 146 - 147 of the Registration Statement which summarized the material terms of our arrangements with Valvan Bailing Systems NV, and to Exhibits 10.5 and 10.6 of the Registration Statement which are forms of its agreements with Valvan Bailing Systems NV with respect to a CPC facility and an ABP facility, respectively.

****

United States Securities and Exchange Commission

May 25, 2023

If the Staff has any questions concerning the Changed Pages or the above responses to the Comment Letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3445 or John C. Kennedy at (212) 373-3025.

Very truly yours,

/s/ Christodoulos Kaoutzanis
Christodoulos Kaoutzanis

cc:	Securities and Exchange Commission Ta Tanisha Meadows Doug Jones Savers Value Village, Inc.
Mark Walsh Jay Stasz Richard Medway, Esq. Latham & Watkins LLP Marc D. Jaffe, Esq. Gregory P. Rodgers, Esq. Brittany D. Ruiz, Esq.

3